SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

[X]      Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

or

[   ]      Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from               to           .

Commission file number:  0-21292 (Merchants and Manufacturers Bancorporation, Inc.)

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Merchants and Manufacturers Bancorporation 401(k) Salary Savings Plan

B.        Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

            Merchants and Manufacturers Bancorporation, Inc.
            5445 South Westridge Drive
            New Berlin, WI 53151

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements Statements of Net Assets Available for Benefits Statement of Changes in Net Assets Available for Benefits Notes to Financial Statements	3 4 5-10
Supplemental Schedules Schedule H, Line 4a - Schedule of Delinquent Participant Contributions Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11 12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan
New Berlin, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As described in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent participant contributions and schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Madison, Wisconsin
July 13, 2007

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value
Common stock	$4,449,659	$5,052,614
General account	2,949,400	3,033,311
Pooled separate accounts	14,777,626	11,800,176
Participant loans	404,117	303,647
Total investments at fair value	22,580,802	20,189,748

Total assets	22,580,802	20,189,748

Liabilities	-	-

Net assets available for benefits at fair value	22,580,802	20,189,748

Adjustment from fair value to contract value for fully benefit-responsive investment contract	152,130	173,886

Net assets available for benefits	$22,732,932	$20,363,634

See Notes to Financial Statements.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income (loss):
Net appreciation in fair value of general account	$95,582
Net appreciation in fair value of pooled separate accounts	1,950,648
Net depreciation in fair value of common stock	(753,975)
Interest	22,348

Total investment income	1,314,603

Contributions:
Employer	894,175
Participant	1,526,407
Participant rollovers	46,177
2,466,759

Total additions	3,781,362

Deductions
Benefits paid to participants	1,397,094
Administrative expenses	14,970
Total deductions	1,412,064

Net increase	2,369,298

Net assets available for benefits:
Beginning of year	20,363,634

End of year	$22,732,932

See Notes to Financial Statements.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Note 1.   Description of the Plan

The following description of the Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan (the Plan) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all employees of Merchants & Manufacturers Bancorporation, Inc. and its subsidiaries (the Company) who have at least one month of service and are age 18 or older.  Effective January 1, 2007, the plan was amended to increase the minimum age for Plan eligibility from 18 to 21.   The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions:  Each year, participants may contribute the maximum percentage allowed of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company matches 100 percent of the first 1 percent of participant contributions.  Additional amounts may be contributed at the option of the Company’s Board of Directors.  A discretionary profit sharing contribution of 3 percent of participant compensation was approved by the Board of Directors for the plan year ended 2006.  Effective January 1, 2007, the plan was amended to require that all participants be employed with the Company on December 31 of each plan year in order to share in the Company’s discretionary profit sharing contribution.  Contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after one year of credited service.

Investment Options:  Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature.  Participants may change their investment options daily.

Participant Loans:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less, for a maximum of 35 years.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator.  Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits:  On termination of service due to death, disability, retirement or termination, a participant may elect to receive an amount equal to the participant’s account balance as a lump-sum distribution or installment payments, or roll it over into another qualified retirement plan.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Note 1.   Description of the Plan (Continued)

Forfeited Accounts:  At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $9,500 and $8,900, respectively.  These accounts may be used to reduce future employer contributions.  No forfeitures were used to reduce employer contributions during 2006.

New Accounting Pronouncements:  As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.  The FSP was applied retrospectively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2.   Summary of Significant Accounting Policies

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates:  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in Company common stock are reported at fair value based on the quoted market price.  Investments in insurance company pooled separate accounts are reported at the value reported to the Plan by the insurance company, which approximates fair value.  Participant loans are valued at face value which approximates fair value.  The general account is stated at fair value based on a market value adjustment factor which is determined as follows:

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Note 2.   Summary of Significant Accounting Policies (Continued)

a)	When B is greater than A, the following formula applies: 1.00 – [(B-A) x 4.5] = F
b)	When A is greater than or equal to B, the following formula applies: 1.00 + [(A-B) x 3.5] = F

For purposes of applying the formula described above, the terms in the formula have the following meaning:

A	= the interest rate being credited under the contract
B	= the average annual yield for the four week period of the Salomon Brothers Broad Investment Grade Index, minus .95%
F	= the market value adjustment factor

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in the Fixed Account Fund, which is a general asset account of Hartford Life Insurance Company.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the general account as well as the adjustment of the investment in the general account from fair value to contract value relating to the Fixed Account investment contract.  The statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Note 3.   Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2006	2005
Investments at fair value as determined
by quoted market price:
Merchants & Manufacturers Bancorporation
Common Stock	$4,449,659	$5,052,614
Investments at fair value based on prices quoted
by Hartford Life Insurance Company
Pooled separate accounts:
Oppenheimer Developing Markets Fund	1,604,214	1,061,795
Oppenheimer Small & Mid Cap Value Fund	1,452,160	1,222,633
Pioneer Mid Cap Value Fund	1,141,426	*
Capital Income Builder Fund	1,283,560	*
Investments at contract value as determined by
Hartford Life Insurance Company
General account:
Fixed Account Fund	3,101,530	3,207,197

Note 4.   Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contact with The Hartford Life Insurance Company (Hartford).  Hartford maintains contributions for the Fixed Account Fund in its general account.  The account is credited with earnings based on an established rate and charged for participant withdrawals and administrative expenses.  Hartford is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.  Contract value, as reported to the Plan by Hartford, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than three percent.  Such interest rates are reviewed on a quarterly basis for resetting.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Note 4.   Investment Contract with Insurance Company (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or  spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants, is probable, except as discussed in Note 10.

2006

Average yields:
Based on actual earnings	3.24%
Based on interest rate credited to participants	3.24%

Note 5.   Related-Party Transactions

The Plan invests in common stock of the Company which constitutes a party-in-interest transaction.  The Plan also invests in certain investment funds managed by Hartford Life.  Hartford Life is the custodian as defined by the Plan, and therefore, transactions with Hartford Life qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services amounted to approximately $15,000 and $9,800 as of December 31, 2006 and 2005, respectively.

Certain accounting and administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  In addition, the Company pays certain outside administrative expenses of the Plan.

Note 6.   Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.  See Note 10.  Subsequent Event for discussion relating to termination of the Plan upon merger.

Note 7.   Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Note 8.   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, to Form 5500:

2006

Net assets available for benefits per the financial statements	$22,732,932
Interest in general account relating to fully benefit- responsive contract adjustments: Investments	152,130
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(152,130)
Difference in: Excess contributions refundable	(15)

Net assets available for benefits per Form 5500	$22,732,917

The following is a reconciliation of the change in net assets per the financial statements for the year ended December 31, 2006 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$2,369,298
Difference in:
Excess contributions refundable-current year	(15)
Excess contributions refundable-prior year	2,639

Net increase	$2,371,922

Note 10.   Subsequent Event

On July 9, 2007, the Company entered into an Agreement and Plan of Merger (the "Agreement") with Harris Bankcorp, Inc. ("Harris"), which, subject to the terms and conditions set forth in the Agreement, provides for the merger of a wholly owned subsidiary of Harris with and into the Company (the "Merger").  The Agreement provides that the Company take all necessary action to terminate the Plan effective immediately prior to the closing date of the Merger.  Completion of the Merger is subject to the satisfaction of a number of conditions set forth in the Agreement, including shareholder and regulatory approval.  If the Merger does not take place, the termination of the Plan will not be effective.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2006

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction	Cost of Asset	Fair Value of Asset	Net Gain or Loss on Transaction

Merchants & Manufacturers Bancorporation	Plan Sponsor	Delinquent 2005 contributions	$53,168	$53,168	n/a

The 2005 delinquent participant contributions were remitted during the year ended December 31, 2005.  Lost earnings were remitted in 2006 and Form 5330 has been filed with the applicable excise taxes in 2006.

Merchants & Manufacturers Bancorporation
  401(k) Salary Savings Plan

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

		Current
Identity of Issuer	Description	Value

*Common stock:	Common stock:
Merchants & Manufacturers Bancorporation	Merchants & Manufacturers Bancorporation	$4,449,659

*General account:	General account:
Hartford Life Insurance Company	Fixed Account Fund	3,101,530

*Pooled separate accounts:	Pooled separate accounts:
Hartford Life Insurance Company	Hartford Total Return Bond Fund	360,695
Hartford Life Insurance Company	Hartford Growth Fund	215,673
Hartford Life Insurance Company	Federated Kaufmann Fund	429,032
Hartford Life Insurance Company	Oppenheimer Developing Markets Fund	1,604,214
Hartford Life Insurance Company	Oppenheimer Small & Mid Cap Value Fund	1,452,160
Hartford Life Insurance Company	Scudder RREEF Real Estate Fund	411,814
Hartford Life Insurance Company	Hartford Aggressive Growth Allocation Fund	713,127
Hartford Life Insurance Company	Growth Fund of America	867,800
Hartford Life Insurance Company	MFS International New Discovery Fund	498,522
Hartford Life Insurance Company	Hotchkis Wiley Large Cap Value Fund	1,036,688
Hartford Life Insurance Company	Pioneer Mid Cap Value Fund	1,141,426
Hartford Life Insurance Company	Hartford Balanced Allocation Fund	889,851
Hartford Life Insurance Company	Hartford Conservative Allocation Fund	127,384
Hartford Life Insurance Company	Hartford Growth Allocation Fund	484,253
Hartford Life Insurance Company	Hartford Income Allocation Fund	92,870
Hartford Life Insurance Company	Capital Income Builder Fund	1,283,560
Hartford Life Insurance Company	Hartford Capital Appreciation Fund	984,222
Hartford Life Insurance Company	The Income Fund of America	470,516
Hartford Life Insurance Company	Templeton Growth Fund	555,675
Hartford Life Insurance Company	Oppenheimer International Bond Fund	812,666
Hartford Life Insurance Company	Franklin Income Fund	345,478
		14,777,626
	Participant loans, with rates ranging from
* Participants	4% to 9.5%, maturing through 2016	404,117

		$22,732,932

* Indicates a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCHANTS AND MANUFACTURERS
BANCORPORATION 401(k) SALARY
SAVINGS PLAN

BY  /s/ James F. Bomberg
        James F. Bomberg, Trustee

July 16, 2007